Exhibit 99.1

Brussels – 19 March 2024 – 21:05 CET	Regulated information [1]

AB InBev Announces Closing of Buyback and Secondary Global Offering by Altria

19 March 2024 – Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) announced today the completion of its repurchase of 3,335,417 Ordinary Shares from Altria (the “Direct Share Buyback”). The aggregate purchase price for the Direct Share Buyback was $200 million, at a price per share of $59.9625 (€54.76575). It is AB InBev’s current intention to hold the repurchased shares as treasury shares to fulfil share delivery commitments.

The Direct Share Buyback was made alongside the closing of the previously announced secondary underwritten global offering (the “Global Offering”) by Altria Group Inc. (“Altria”) of a total of 35 million AB InBev existing ordinary shares (“Ordinary Shares”), including 12.25 million Ordinary shares represented by American depositary shares, each representing one Ordinary Share (“ADSs”, and together with the Ordinary Shares, the “Securities”), at a price to the public of €56.17 per Ordinary Share and $61.50 per ADS.

In addition, Altria has granted the underwriters a 30-day option (from 14 March 2024) to purchase up to an additional 5.25 million Ordinary Shares represented by ADSs from Altria. Altria has also agreed to a 180-day lockup (from 14 March 2024) of its remaining AB InBev shares.

Altria received all of the net proceeds from the Global Offering. No Securities were sold by AB InBev.

Following settlement of the Global Offering and the Direct Share Buyback, Altria’s stake in AB InBev has been reduced from approximately 10.0% to approximately 8.1%. If the underwriters fully exercise their option to purchase additional Securities, Altria’s stake in AB InBev will be further reduced to approximately 7.8%.

As of 19 March 2024:

•	the total number of shares issued by AB InBev with rights to vote is 1,971,017,728 shares (excluding treasury shares); and

•	AB InBev holds 48,224,245 shares in treasury.

[1]

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

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Morgan Stanley acted as the lead underwriter for the Global Offering. J.P. Morgan also acted as an active underwriter for the Global Offering. Barclays, Citigroup, Deutsche Bank Securities and Goldman Sachs acted as joint underwriters for the Global Offering (in alphabetical order). Mizuho, Santander, Scotiabank and Wells Fargo Securities acted as co-managers for the Global Offering (in alphabetical order).

The Global Offering was made pursuant to an automatically effective shelf registration statement filed by AB InBev with the United States Securities and Exchange Commission (the “SEC”) on 13 March 2024 (the “Registration Statement”). AB InBev has filed the Registration Statement (including a prospectus) with the SEC for the Ordinary Shares (including Ordinary Shares represented by ADSs) to which this communication relates. You may obtain these documents for free by visiting the SEC website at www.sec.gov. Copies of the prospectus supplement and accompanying prospectus related to the Global Offering may also be obtained from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 866-803-9204 or by email at prospectus-eq_fi@jpmchase.com.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of Securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. Any offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.

Reference is also made to the restrictions set out in “Important information” below. This press release is not for publication or distribution, directly or indirectly, in or into any state or jurisdiction into which doing so would be unlawful or where a prior registration or approval is required for such purpose.

In connection with the offering, Morgan Stanley & Co. LLC (the “Stabilization Manager”), or any of its agents, on behalf of the underwriters may (but will be under no obligation to), to the extent permitted by applicable law, exercise its option to purchase additional ADSs or may engage in activities that may have the effect of raising or maintaining the market price of the ADSs and Ordinary Shares or preventing or retarding a decline in the market price of the ADSs and Ordinary Shares, and, as a result, the price of the ADSs and Ordinary Shares may be higher than the price that otherwise might exist in the open market. The Stabilization Manager is not required to enter into such transactions and such transactions may be effected on any securities market, over-the-counter market, stock exchange (including the New York Stock Exchange) or otherwise and may be undertaken at any time starting on the first trading date and ending no later than 30 calendar days thereafter.

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However, there will be no obligation on the Stabilization Manager or any of its agents to effect such transactions and there is no assurance that such transactions will be undertaken. Such transactions, if commenced, may be discontinued at any time without prior notice. The Stabilization Manager shall disclose information on the relevant transactions that are undertaken during the applicable period, if any, in accordance with applicable law, which information shall be available at https://www.londonstockexchange.com/news?tab=news-explorer.

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Anheuser-Busch InBev Contacts

Investors	Media

Shaun Fullalove	Media Relations
Tel: +1 212 573 9287	E-mail: media.relations@ab-inbev.com
E-mail: shaun.fullalove@ab-inbev.com

Ekaterina Baillie
Tel: +32 16 276 888
E-mail: ekaterina.baillie@ab-inbev.com

Cyrus Nentin
Tel: +1 646 746 9673
E-mail: cyrus.nentin@ab-inbev.com

About Anheuser-Busch InBev (AB InBev)

Anheuser-Busch InBev (AB InBev) is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob Ultra®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 155,000 colleagues based in nearly 50 countries worldwide. For 2023, AB InBev’s reported revenue was 59.4 billion USD (excluding JVs and associates).

Forward-Looking Statements

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. These statements include, but are not limited to, statements regarding the proposed offering, including statements regarding the size, timing, terms and completion of the proposed offering, and statements regarding the proposed share buyback. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to, the risks and uncertainties relating to AB InBev that are described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on 11 March 2024. Many of these risks and uncertainties are, and will be, exacerbated by any further worsening of the global business and economic environment, the ongoing conflicts in Russia and Ukraine and in the Middle East, including the conflict in the Red Sea. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Important information

This announcement is not an advertisement and not a prospectus within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC, as amended ( the “Prospectus Regulation”) and has not been approved by the Belgian Financial Services and Markets Authority (Autoriteit Financiële Diensten en Markten) or any other European Supervisory Authority.

No public offering will be made and no one has taken any action that would, or is intended to, permit a public offering in any country or jurisdiction, other than the United States, where any such action is required, including in the European Economic Area. In the European Economic Area, the offering to which this press release relates will only be available to, and will be engaged in only with, qualified investors within the meaning of the Prospectus Regulation.

In the United Kingdom, the offering to which this press release relates will only be available to, and will be engaged in only with persons who are “qualified investors” within the meaning of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended, who are also (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act (Financial Promotion) Order 2005, as amended (the Order), and/or (ii) high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities referred to herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.)

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